UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

501572 200

(CUSIP Number of Common Stock Underlying Warrants)

Paul Russo
Chief Executive Officer
Kyto Technology and Life Science, Inc.
13050 La Paloma Road
Los Altos Hills, CA 94022
Telephone: 650-204-7896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Terence Kelly, Esq.
Anthony Epps, Esq.
Dorsey & Whitney LLP
305 Lytton Avenue
Palo Alto, CA 94301
Telephone: (650) 857-1717

CALCULATION OF FILING FEE:
Transaction valuation(1)	Amount of filing fee(1)(2)
$8,190,000	$893.53

(1)Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 4,200,000 shares of common stock (the “Exercise Offer”). The transaction value is calculated pursuant to Rule 0-11 using $1.95 per share of common stock, which represents the average of the high and low sales price of the common stock on September 21, 2020.

(2)Calculated by multiplying the transaction value by 0.0001091.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [   ]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[   ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[   ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2020 (as amended by Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the offer by Kyto Technology and Life Science, Inc., a Delaware corporation (the “Company”), to amend and exercise the Company’s warrants to purchase 4,200,000 shares of the Company’s common stock issued to investors with an exercise price of $1.20 per share (the “Original Warrants”).

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise, dated October 1, 2020 (as the same may be further amended or supplemented from time to time, the “Offer to Amend and Exercise”), and in the related form of Election to Participate (the “Election to Participate”), which, together with any amendments or supplements thereto, constitute the “Exercise Offer.”

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO, the Offer to Amend and Exercise and Election to Participate to reflect an amendment to the Offer to Amend and Exercise and Election to Participate to extend the expiration date from October 31, 2020 to November 9, 2020 in order to give the Corporation additional time to process the Exercise Offer. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Amend and Exercise and Election to Participate remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Amend and Exercise and Election to Participate.

Item 2.

The reference to the Expiration Date of “October 31, 2020” in the Offer to Amend and Exercise and Election to Participate is hereby amended by replacing it with “November 9, 2020.”

Item 12.EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NUMBER	DESCRIPTION
99(a)(2)(A)	Public Announcement, dated November [●], 2020 (filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

Date: November [●], 2020	By:	/s/ Paul Russo
	Name:	Paul Russo
	Title:	Chief Executive Officer